Exhibit 99.1

Pactera Announces First Quarter 2013 Financial Results

Beijing, May 23, 2013 — Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today reported its unaudited financial results for the first quarter of 2013 ended March 31, 2013.

On November 9, 2012, HiSoft Technology International Limited (“HiSoft”) and VanceInfo Technologies Inc. (“VanceInfo”) announced the completion of merger of equals to form Pactera. HiSoft and VanceInfo’s financial results were consolidated into Pactera from the date of the completion of the merger.

First Quarter 2013 Financial and Operational Highlights

•                          Net revenues for the first quarter of 2013 were $152.3 million, as compared to $65.5 million for the first quarter of 2012.

•                          GAAP diluted net loss per ADS for the first quarter of 2013 was $0.02.

•                          Non-GAAP diluted net income per ADS1 for the first quarter of 2013 was $0.12.

•                          Total full-time employees as of March 31, 2013 were 21,577 including 19,445 billable professionals.

“The first quarter of 2013 was a challenging yet accomplished quarter,” said Mr. Tiak Koon Loh, Chief Executive Officer of Pactera. “We experienced weaker than expected revenues and margins mainly due to lower visibility amidst the MOE integration and related business restructuring as well as a depreciating Japanese currency. However, we are on track with business and back-office integration, and we are achieving our six-month target of cost synergies ahead of schedule.”

(1)  Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP basic and diluted net income per ADS and corresponding margins presented in this press release exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, and change in fair value of contingent consideration payable for business acquisition and compensation expenses related to acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying tables of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the news release.

First Quarter 2013 Financial Results

Net Revenues

Net revenues were $152.3 million for the first quarter of 2013 as compared to $65.5 million for the first quarter of 2012, reflecting an increase of 0.5% from $151.6 million of the pro forma net revenues2 for the corresponding period in 2012. Revenue headwinds continued from the Company’s largest telecom customer, Japan market as well as merger related integration and business restructure.

Net Revenues by Service Line

Pactera has three service lines: Information Technology (“IT”) services, research and development (“R&D”) services and business process outsourcing (“BPO”). Pactera divides IT services into two categories: consulting and packaged solution services (“CPS”) and application development, testing and maintenance services (“ADM”).

Net revenues from IT services were $81.5 million for the first quarter of 2013, which increased 2.8% from $79.3 million of pro forma net revenues for the corresponding period in 2012. The increase was primarily due to the increasing demand and the expanded offerings of our CPS. Net revenues from IT services were $39.3 million for the same period in 2012.

Net revenues from R&D services were $68.1 million for the first quarter of 2013, compared to $69.7 million of the pro forma net revenues and $26.2 million of net revenues for the corresponding period in 2012.

Net revenues from BPO were $2.7 million for the first quarter of 2013, compared to $2.6 million of the pro forma net revenues for the first quarter of 2012.

Net Revenues by Service Line

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
	($ in thousands, except percentages)
IT Services	81,529	53.6%	39,284	60.0%
CPS	29,199	19.2%	13,613	20.8%
ADM	52,330	34.4%	25,671	39.2%
R&D Services	68,057	44.7%	26,204	40.0%
BPO	2,734	1.7%	—	—
Total Net Revenues	152,320	100.0%	65,488	100.0%

(2)  Pro forma net revenues of the Company for the first quarter 2012 assume that the merger occurred at the beginning of such period. The pro forma financial information is provided for information purpose only and does not purport to present what the actual results of operations would have been had the transaction actually occurred at the beginning of such period indicated nor does it purport to present the actual results of operations for any future period or financial position for any future date. Please refer to the accompanying tables at the end of the earnings release.

Pro forma Net Revenues by Service Line

(Please refer to the reconciliation table at the end of the earnings release.)

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
IT Services	81,529	53.6%	79,306	52.3%	2.8%
CPS	29,199	19.2%	23,373	15.4%	24.9%
ADM	52,330	34.4%	55,933	36.9%	(6.4)%
R&D Services	68,057	44.7%	69,683	46.0%	(2.3)%
BPO	2,734	1.7%	2,609	1.7%	4.8%
Total Net Revenues	152,320	100.0%	151,598	100.0%	0.5%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, net revenues from clients headquartered in the United States were $60.4 million or 39.6% of the net revenues for the first quarter of 2013, followed by 37.5% from Greater China, 9.3% from Europe, 8.7% from Japan and 4.9% from Asia South.

Net Revenues based on Location of Clients’ Headquarters

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
	($ in thousands, except percentages)
United States	60,351	39.6%	29,862	45.6%
Greater China	57,117	37.5%	14,763	22.5%
Europe	14,217	9.3%	4,538	6.9%
Japan	13,282	8.7%	13,411	20.5%
Asia South	7,353	4.9%	2,914	4.5%
Total Net Revenues	152,320	100.0%	65,488	100.0%

Pro Forma Net Revenues based on Location of Clients’ Headquarters

(Please refer to the reconciliation table at the end of the earnings release.)

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
United States	60,351	39.6%	60,173	39.7%	0.3%
Greater China	57,117	37.5%	54,963	36.3%	3.9%
Europe	14,217	9.3%	15,216	10.0%	(6.6)%
Japan	13,282	8.7%	16,769	11.1%	(20.8)%
Asia South	7,353	4.9%	4,477	2.9%	64.2%
Total Net Revenues	152,320	100.0%	151,598	100.0%	0.5%

Measuring Pactera’s net revenues based on the location of contract signing entity, Greater China accounted for 58.3% of net revenues in the first quarter of 2013, while the United States accounted for 21.9%, Asia South accounted for 10.0%, Japan accounted for 8.6% and Europe accounted for 1.2%.

Net Revenues by Industry

Pactera classifies its clients into four industry segments: High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), Manufacturing, and Other Industry Segments including Retail, Distribution, Travel and Transportation and Public Services (“Others”).

Net Revenues by Industry

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
	($ in thousands, except percentages)
High Tech	97,291	63.9%	35,014	53.5%
BFSI	34,211	22.5%	18,433	28.1%
Manufacturing	15,996	10.5%	5,570	8.5%
Others	4,822	3.1%	6,471	9.9%
Total Net Revenues	152,320	100.0%	65,488	100.0%

Pro Forma Net Revenues by Industry

(Please refer to the reconciliation table at the end of the earnings release.)

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012		Year-over-Year % Change
	($ in thousands, except percentages)
High Tech	97,291	63.9%	96,234	63.5%	1.1%
BFSI	34,211	22.5%	32,309	21.3%	5.9%
Manufacturing	15,996	10.5%	14,030	9.3%	14.0%
Others	4,822	3.1%	9,025	5.9%	(46.6)%
Total net revenues	152,320	100.0%	151,598	100.0%	0.5%

Largest Clients

Net revenues from Pactera’s top five and top ten clients accounted for 34.2% and 43.5% of net revenues, respectively, during the first quarter of 2013, compared to 33.6% and 46.9%, respectively, for the corresponding period in 2012. In terms of pro forma net revenues, top five and top ten clients accounted for 39.8% and 49.9% respectively for the first quarter of 2012.

Gross Profit and Gross Margin

Gross profit was $39.5 million for the first quarter of 2013, compared to $22.9 million for the corresponding period in 2012. During the first quarter of 2013, gross margin was 25.9%, as compared to 34.9% for the first quarter of 2012.

Operating Expenses

Total operating expenses were $43.2 million for the first quarter of 2013 compared to $16.3 million for the corresponding period in 2012. Operating expenses in the first quarter of 2013 reflect $2.4 million of merger related expenses, including professional fees, severance costs, and facilities and system integration expenses.

Operating Income (Loss) and Operating Margin

Operating loss for the first quarter of 2013 was $3.7 million, compared to an operating income of $6.5 million for the corresponding period in 2012. Non-GAAP operating income for the first quarter in 2013 was $8.3 million, as compared to $9.2 million in the corresponding period in 2012.

Operating margin was negative 2.4% for the first quarter of 2013, compared to 10.0% for the same period in 2012. Non-GAAP operating margin was 5.5% for the first quarter of 2013, compared to 14.0% for the corresponding period in 2012.

Income Tax Benefit (Expense)

Income tax benefit was $2.4 million in the first quarter of 2013, compared to income tax expenses of $0.9 million in the same period 2012. The tax benefit was the result of obtaining the Key Software Enterprise status with a preferential tax treatment retroactively granted for the years 2011 and 2012.

Net Income (Loss) and Net Income (Loss) per ADS

Net loss attributable to Pactera was $1.7 million for the first quarter of 2013, compared to a net income of $6.1 million for the corresponding period in 2012. Diluted net loss per ADS was $0.02 for the first quarter of 2013, as compared to diluted net income per ADS of $0.14 in the corresponding period of 2012.

Non-GAAP net income was $10.1 million for the first quarter of 2013, compared to $8.7 million for the same period in 2012. Non-GAAP diluted net income per ADS was $0.12 in the first quarter of 2013, compared to $0.20 in the corresponding period of 2012.

Cash Flow and DSO

As of March 31, 2013, Pactera had cash and cash equivalents, restricted cash, term deposits and short-term investment totaling $144.9 million. Operating cash flow for the first quarter of 2013 was a net outflow of approximately $31.6 million. Days sales outstanding (“DSO”) was 137 days for the quarter and 124 days for the last 12 months on a pro forma basis.

Recent Development

Share Repurchase Program

In December 2012, the Company announced that its Board of Directors has approved a share repurchase program. Under the program, the Company has been authorized, but is not obligated, to repurchase up to $30 million worth of outstanding ADSs representing the common shares of the Company from time to time over the next 12 months, depending on market conditions as well as subject to the relevant rules under US securities regulations. As of April 8, 2013, 4,643,359 ADSs were repurchased for a total consideration of $30 million from open market under this program.

Announced Receipt of “Going Private” Proposal

On May 20, 2013, the Company announced that its Board of Directors had received a non-binding proposal letter, dated May 20, 2013, from an affiliate of funds managed or advised by Blackstone, the Company’s non-executive Chairman, Chris Chen, its Chief Executive Officer, Tiak Koon Loh, and its Executive Committee members, David Chen, Sidney Huang and Jun Su (collectively, the “Buyer Consortium”) to acquire all of the outstanding shares of Pactera not currently owned by the Buyer Consortium in a going private transaction (the “Transaction”) for US$7.50 per American Depositary Share (“ADS”, each ADS representing one common share of the Company) in cash, subject to certain conditions. According to the proposal letter, the Buyer Consortium intends to form an acquisition vehicle for the purpose of implementing the Transaction, and the Transaction is intended to be financed with a combination of equity capital funded by the Buyer Consortium and third-party debt.

The Company’s Board of Directors has formed a committee of independent directors (the “Independent Committee”) to consider the proposed transaction. No decisions have been made by the Independent Committee with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Outlook for Pactera’s Second Quarter and Full Year 2013

For the second quarter of 2013, based on current market and operating conditions and current book orders, Pactera expects:

•                          Net revenues to be at least $163 million, compared to $166.5 million in the second quarter of 2012 on a pro-forma basis. Excluding the revenues from our large telecom customer in both periods, this represents an increase of at least 10% from the second quarter 2012.

•                          Non-GAAP diluted net income per ADS to be at least $0.14, estimated based on 84.5 million weighted average equivalent ADSs outstanding.

For the full year 2013, based on current market and operating conditions, Pactera expects:

•                          Excluding the revenues from our large telecom customer for both 2012 and 2013, net revenues to be between $635 million and $640 million, representing an increase between 10% and 11% from the 2012 pro forma revenues of $577 million. Based on our current visibility, we estimate net revenues from our large telecom customer to be approximately $40 million to $45 million, which would result in a total net revenue for the Company to be between $675 million and $685 million in 2013, compared to $673 million in 2012 on a pro forma basis.

•                          Non-GAAP diluted net income per ADS to be in the range of $0.68 to $0.73, estimated based on 85.5 million weighted average equivalent ADSs outstanding.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

Conference Call

The Company will host a corresponding conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on Thursday, May 23, 2013 (8:00 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as below:

• U.S. Toll Free Dial-in Number: +1.866.519.4004
• International Dial-in Number: +65.6723.9381
• Hong Kong Dial-in Number: +852.2475.0994
Passcode: 58995010

The conference call will be available live via webcast on the Investors section of Pactera’s website at http://ir.pactera.com . The archive replay will be available on Pactera’s website shortly after the call.

A dial-in replay of the conference call will be available until May 31, 2013:

• U.S. Toll Free Dial-in Number: +1.855.452.5696
• International Dial-in Number: + 61.2.8199.0299
Passcode: 58995010

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s competitors, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Pactera’s consolidated financial results presented in accordance with GAAP, Pactera uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP income from operations, non-GAAP net income and non-GAAP diluted EPS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related costs, change in fair value of contingent consideration payable for business acquisition, and compensation expenses related to acquisition. The non-GAAP income from operations, net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for or superior to the financial information prepared and presented in accordance with GAAP or as being comparable to results reported or forecasted by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for non-GAAP Financial Measures to Comparable GAAP Measures” set forth at the end of this news release.

Pactera believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and non-GAAP diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be, for the foreseeable future, a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to Pactera at the date of this news release.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	March 31,2013	December 31,2012

ASSETS
Current Assets
Cash	88,345	143,714
Restricted cash	1,433	6,112
Term deposits	36,077	58,485
Short-term investment	18,996	1,765
Accounts receivable, net	246,684	230,693
Other current assets	39,813	37,435
Total current assets	431,348	478,204

Property, plant and equipment, net	68,804	67,607
Goodwill and intangible assets, net	155,030	157,962
Other long-term assets	35,361	33,833
Total assets	690,543	737,606

LIABILITIES AND EQUITY
Current liabilities	133,338	163,152
Other liabilities	31,168	32,130
Total liabilities	164,506	195,282
Total shareholder’s equity	526,037	542,324
Total liabilities and equity	690,543	737,606

Note:

As of March 31,2013, there were 85,873,132 common shares (85,873,132 ADSs) issued and outstanding, excluding 2,374,252 treasury stocks in the form of ADS repurchased from the open market.

As of December 31,2012, there were 88,312,068 common shares (88,312,068 ADSs) issued and outstanding.

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended March 31,
	2013	2012

Net revenues	152,320	65,488
Cost of revenues	(112,850)	(42,611)
Gross profit	39,470	22,877
Operating expenses	(43,199)	(16,344)
(Loss) Income from operations	(3,729)	6,533
Other income	558	1,045
Exchange difference	(893)	(480)
Net (loss) income before income tax expenses	(4,064)	7,098

Income tax benefit (expenses)	2,383	(887)
(Loss) income before earning in equity method investment	(1,681)	6,211

Earning in equity method investment	9	—
(Loss) income after earning in equity method investment	(1,672)	6,211

Add: Net profit attributable to noncontrolling interest	—	(135)
Net (loss) income attributable to PacteraTechnology International Ltd.	(1,672)	6,076

Net (loss) income per share
Basic	(0.02)	0.15
Diluted	(0.02)	0.14

Weighted average shares used in calculating net income per common share
Basic	84,158,726	41,163,746
Diluted	84,158,726	42,947,945

Net (loss) income per ADS
Basic	(0.02)	0.15
Diluted	(0.02)	0.14

Weighted average ADS used in calculating net income per ADS
Basic	84,158,726	41,163,746
Diluted	84,158,726	42,947,945

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(US dollars in thousands)

	Three months ended March 31,
	2013	2012

Net (loss) income	(1,672)	6,211
Other comprehensive income, net of tax:
Change in cumulative foreign exchange translation adjustment	74	405
Comprehensive (loss) income	(1,598)	6,616

Less: Comprehensive income attributable to noncontrolling interest	—	(140)
Comprehensive income attributable to Pactera Technology International Ltd.	(1,598)	6,476

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Condensed Consolidated Statements of Cash flows (Unaudited)

(In U.S. dollars in thousands)

	Three-Month Periods Ended March 31,
	2013	2012
Cash flows from operating activities:
Net (loss) income	$(1,672)	$6,211
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Provision for doubtful accounts	396	31
Loss(gain) on disposal of property, plant and equipment	429	(44)
Depreciation	3,331	1,392
Change in fair value of foreign-currency forward contract	13	9
Amortization of intangible assets	2,704	1,043
Non-cash interest income	—	—
Share-based compensation expenses	6,983	1,957
Changes in fair value of contingent consideration payable for M&A	(208)	(381)
Earnings in investment	(9)	—
Changes in operating assets and liabilities:
Accounts receivable	(16,380)	(8,401)
Income tax receivable	—	—
Other assets	30	(65)
Accounts payable	1,606	(743)

Net cash used in operating activities	(31,645)	(2,569)

Cash flows from investing activities:
Term deposits	22,408	(1,270)
Short-term investment	(17,231)	—
Purchase of property, plant and equipment	(2,041)	(1,036)
Purchase of buliding and land use right	(409)	—
Cash received from merger with VanceInfo	—
Deferred and contingent consideration paid for business acquisitions	(2,746)	(782)
Net cash provided by (used in) investing activities	4,669	(3,006)

Repayment of bank loan	—	—
Proceeds from issuance of common share	970	1,057
Deferred and contingent consideration paid for business acquisitions	(12,959)	(2,897)

Net cash used in financing activities	(28,128)	(1,840)

Effect of exchange rate changes	(265)	617

Net decrease in cash	(55,369)	(6,798)
Cash at beginning of period	143,714	113,856

Cash at end of period	$88,345	$107,058

PACTERA TECHNOLOGY INTERNATIONAL LTD.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended March 31,
	2013	2012

GAAP operating (loss) income	(3,729)	6,533
GAAP operating (loss) margin	(2.4)%	10.0%

Adjustments:
- Share-based compensation	6,983	1,957
- Amortization of acquired intangible assets	2,704	1,043
- Change in fair value of contingent consideration payable for M&A	(208)	(381)
- Compensation expenses related to acquisition	87	—
- Merger related costs	2,351	—
- Land use right amortization expense	126	—

Non-GAAP operating income	8,314	9,152
Non-GAAP operating margin	5.5%	14.0%

GAAP net (loss) income	(1,672)	6,076
GAAP net (loss) margin	(1.1)%	9.3%

Adjustments:
- Share-based compensation	6,983	1,957
- Amortization of acquired intangible assets	2,704	1,043
- Change in fair value of contingent consideration payable for M&A	(208)	(381)
- Compensation expenses related to acquisition	87	—
- Merger related costs, net of tax effect	2,066	—
- Land use right amortization expense	126	—

Non-GAAP net income	10,086	8,695
Non-GAAP net margin	6.6%	13.3%

Non-GAAP net income per ADS
Basic	0.12	0.21
Diluted	0.12	0.20

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	84,158,726	41,163,746
Diluted	87,027,298	42,947,945

GAAP net (loss) income per ADS
Basic	(0.02)	0.15
Adjustments:
- Share-based compensation	0.08	0.05
- Amortization of acquired intangible assets	0.04	0.02
- Change in fair value of contingent consideration payable for M&A	—	(0.01)
- Merger related costs, net of tax effect	0.02	—
Non-GAAP net income per ADS
Basic	0.12	0.21

GAAP net (loss) income per ADS
Diluted	(0.02)	0.14
Adjustments:
- Share-based compensation	0.08	0.05
- Amortization of acquired intangible assets	0.04	0.02
- Change in fair value of contingent consideration payable for M&A	—	(0.01)
- Merger related costs, net of tax effect	0.02	—
Non-GAAP net income per ADS
Diluted	0.12	0.20

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to common shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

	Unaudited historical consolidated net revenues of Pactera for the three months ended March 31,2013	Unaudited historical consolidated net revenues of Hisoft for the three months ended March 31,2012	Unaudited historical consolidated net revenues of VanceInfo for the three months ended March 31,2012	Unaudited Pro forma consolidated net revenues for the three months ended March 31,2012

Proforma Net Revenue by Service Lines
IT Services	81,529	39,284	40,022	79,306
- CPS	29,199	13,613	9,760	23,373
- ADM	52,330	25,671	30,262	55,933
R&D Services	68,057	26,204	43,479	69,683
BPO	2,734	—	2,609	2,609
Total	152,320	65,488	86,110	151,598

Proforma Net Revenue by Industry
High Tech	97,291	35,014	61,220	96,234
BFSI	34,211	18,433	13,876	32,309
Manufacturing	15,996	5,570	8,460	14,030
Others	4,822	6,471	2,554	9,025
Total	152,320	65,488	86,110	151,598

Proforma Net Revenue by Location of Client’s Headquarter
United States	60,351	29,862	30,311	60,173
Greater China	57,117	14,763	40,200	54,963
Europe	14,217	4,538	10,678	15,216
Japan	13,282	13,411	3,358	16,769
Asia South	7,353	2,914	1,563	4,477
Total	152,320	65,488	86,110	151,598

Note:

The accompanying unaudited pro forma net revenues for the three months ended March 31, 2012  is prepared based on the assumption that the merger of HiSoft and VanceInfo was consummated on January 1, 2012.  No adjustment has been made to unaudited historical consolidated net revenues to give effect to such pro forma event.  The unaudited pro forma net revenues are being provided for information purposes only as Pactera believes that such data provide meaningful supplemental information for investors to compare the performance of Pactera with the pre-merger HiSoft and VanceInfo for the corresponding periods.  Such data do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company’s future consolidated results of operations.

For the pro forma net revenues for the three months ended March 31, 2012, it combined the unaudited historical consolidated net revenues of the former Hisoft and former VanceInfo for the three months ended March 31, 2012.

For further information, please contact:

Sheryl Zhang

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-8282-5330

E-mail: ir@pactera.com